DREYFUS CASH MANAGEMENT
c/o The Dreyfus Corporation
200 Park Avenue
New York, New York  10166

March 30, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Karen L. Rossotto and Christina DiAngelo Fettig

Re:	Dreyfus Cash Management
Registration Statement on Form N-14
File Nos.: 333-202444; 811-4175

Ladies and Gentlemen:

The undersigned hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will become effective on Tuesday, March 31, 2015 at 1:00 p.m., Eastern Time, or as soon thereafter as may be practicable that day.

Very truly yours,

DREYFUS CASH MANAGEMENT

By: /s/  Jeff Prusnofsky
       Jeff Prusnofsky
       Vice President